Form 5 [_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [_] Form 3 Holdings Reported [_] Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940
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1. Name and Address of Reporting Person* MEHRA AJAY	2. Issuer Name and Ticker or Trading Symbol OSI SYSTEMS, INC. (OSIS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director _ 10% Owner _ Officer (give title below) _ Other (specify below) CHIEF FINANCIAL OFFICER

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year
C/O OSI SYSTEMS, INC. 12525 CHADRON AVENUE		06/02

(Street) HAWTHORNE, CA 90250 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (CheckApplicable Line) ☒ Form Filed by One Reporting Person _ Form Filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) ( Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer’s Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

		Amount	(A) or (D)	Price

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

(Print or Type Responses)
(Over)
(SBC 2270 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

OPTIONS TO PURCHASE	14.76	11/16/01	A	25000		*	11/16/06	COMMON STOCK	25000	14.76		D

COMMON STOCK

OPTIONS TO PURCHASE	19.95	1/29/02	A	25000		*	1/29/07	COMMON STOCK	25000	19.95	112,400

COMMON STOCK

Explanation of Responses:

*VEST OVER THE THREE YEAR PERIOD FROM THE DATE OF GRANT

/Sd/	8/10/02
**Signature of Reporting Person	(Date)

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(SEC 1474 (7-96)